Mail Stop 3561

October 13, 2006

Lawrence R Samuels
Chief Financial Officer
UTi Worldwide, Inc.
c/o UTi, Services, Inc.
19500 Rancho Way, Suite 116
Rancho Dominguez, CA 90220

> **Re: UTi Worldwide, Inc.**
> **File No. 000-31869**
> **Form 10-K: For the Fiscal Year Ended January 31, 2006**

Dear Mr. Samuels:

        We have reviewed your September 21, 2006 correspondence and have the
following comments. We ask you to provide us with information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments. Please file your response
to our comments via EDGAR within five business days from the date of this letter.

Note 2: Acquisitions, page F-14

1.   Please further explain to us how your accounting for the contingent consideration
        paid to the former shareholders of SLi ("Selling Shareholders") complies with
        paragraph 34 of SFAS 141 and the guidance contained in EITF 95-8.

        Paragraph 34 of SFAS 141 states the following:

                If the substance of the agreement for contingent consideration is to
                provide compensation for service or use of property or profit sharing, the
                additional consideration given shall be recognized as an expense of the
                appropriate period.

        On January 25, 2002 you acquired 100% of SLi for two initial cash payments
        totaling approximately $13 million, with the final purchase price being dependent
        on certain performance criteria being achieved over the four-year period
        subsequent to the acquisition.

A formula in the purchase agreement stipulates that the value of SLi shall be determined as eight times after tax earnings. The payments have been structured as 40% of eight times after tax earnings up front and four annual contingent payments of 15% of eight times after tax earnings.

You contend that this formula establishes or verifies fair value. However, you are required to pay the annual contingent payment in stock that is set to a historical price. Consequently, the Selling Shareholders were able to benefit from an appreciating stock price. This provision appears to be a significant factor indicating that part of the arrangement is compensatory.

We note that the ownership structure of SLi consisted of four brothers. Two of the brothers owned 30% interests and two of the brothers owned 20% interests. The two 30% interest holders signed employment agreements that coincide with the contingent payment period. (Under EITF 95-8 an employment agreement that coincides with a contingent payment period may indicate that the contingent payments are, in substance, compensation.) A third brother is also currently employed by UTi, but not under an employment agreement. A fourth brother appears to have been only employed with UTi for a limited period of time.

We also see that you were required to pay $49 million in contingent consideration to the four brothers. (There is still one contingent payment that is required to be made.) If the purchase agreement did not have this unique provision, the contingent consideration paid would have only been $13 million. The difference in these amounts appears to be compensatory.

Key to our assertion that the difference may be compensatory is that two of the brothers were to hold senior, high level positions within UTi. Immediately after the acquisition, one of the brothers – Carlos Escario Pascual – was listed in your Form 20-F under directors and senior management. His formal title was Managing Director, Grupo SLi. In the current Form 10-K, his titled is identified as President Client Solutions, Europe, Middle East and North Africa.

The following excerpt from the purchase agreement (Section 6.1.1) is also illustrative of positions that may command significant stock based compensation:

> The Parties recognise their mutual interest in Mr. Jose Maria Escario Pascual and Mr. Carlos Escario Pascual to be the chief executive officers of the Company and its Subsidiaries with all the necessary faculties to such effect (and only subordinated to the Board), and to direct the day to day management of the Company and the Subsidiaries for at least the period going from Completion Date to the Payment Date of the Fifth Tranche (hereinafter the "PERMANENCE PERIOD"). […] The Parties expressly acknowledge that the permanence and direct involvement of Messrs. Carlos and Jose Maria Escario Pascual in the ordinary

management of the SLI Group pursuant to the present Clause 6.1 is an essential reason for them to enter into this Agreement in the terms contained herein…

As we have stated, the Selling Shareholders benefit both from future earnings and a rising stock price. You have not considered this latter factor in your response. It appears that the provision that enhances the earn-out payment based on an appreciating stock price should be separately analyzed under EITF 95-8. In other words, the contingent consideration clause appears to be comprised of two components. One component used to establish and verify the fair value of the acquired company (i.e., the component based on eight times earnings), and a second compensatory component.

Further, if either of the two brothers voluntarily terminate their positions within UTi, UTi "shall be entitled, but not obligated," to immediately pay all future contingent consideration. In other words, you would be able to strip the Selling Shareholders of future growth in share price. (Refer to Section 6.1.3(2) of the purchase agreement.) This clause would appear to inextricably link part of the contingent payment arrangement to the employment of the Selling Shareholders. Consequently, the appreciation of your stock price is compensatory.

In looking at the other EITF 95-8 factors, you point out that a fourth seller who left the employment of UTi continues to receive his contingent consideration and that this is indicative of the contingent payments being additional purchase price, and not compensation. Since this seller is only a 20% shareholder and is familiarly related to the three other selling shareholders who remain with UTi, this factor is not compelling as a factor toward additional purchase price.

You also point out that the employment contracts that were entered into for Carlos Escario and Jose Maria Escario were with identical terms to their employment contracts prior to the acquisition. That is, the compensation level remained the same. This factor is similarly not persuasive as an indication of additional purchase price since the acquired company was closely held by four brothers. Pre-acquisition compensation may not have been indicative of market compensation.

You further point out that their compensation was higher than other employees at "similar positions" within UTi. However, this assertion is not supported by a substantive analysis. It appears that these post-acquisition positions may have been unique positions within UTi that require significant analysis to support your assertion.

And finally, you note that all Selling Shareholders received a pro-rata portion of the contingent earn-out in proportion to their ownership prior to the acquisition. While this factor does tend to indicate that the contingent consideration is additional purchase price, it is mitigated by the following: (1) all of the Selling Shareholders are familiarly related; and (2) shareholders that comprised 60% of the ownership signed employment agreements.

Please provide us a revised analysis of your accounting for the contingent consideration agreement that considers the above.

2. In addition, please explain to us how you have considered section 6.1.3(2) of the purchase agreement in your determination of the proper accounting for that portion of the contingent consideration that relates to increased earnings after the date of the acquisition. We note that if either of the two brothers voluntarily terminates their positions within UTi, UTi shall be entitled, but not obligated, to replace the amount payable under the tranches not yet paid at the moment of the voluntary termination by the lower of the following amounts:

> (1) an amount equivalent to […***…] of […***…] the average of earnings after taxes of SLi Group during the accounting years closed before the voluntary termination multiplied by the number of tranches pending to be paid by the purchaser to the sellers; and

> (2) an amount equivalent to […***…] of […***…] the earnings after taxes of SLi Group during the accounting year closed before the voluntary termination multiplied by the number of tranches pending to be paid by the purchaser to the sellers.

Consequently, you would also be able to strip from the Selling Shareholders a portion of the contingent consideration that relates to future increases in earnings. According to EITF 95-8, "a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services." Based on the guidance in the EITF, it appears that a portion of your contingent consideration payments is compensatory. Please explain to us how you have considered section 6.1.3(2) of the purchase agreement in your determination of the proper accounting under EITF 95-8.

3. Please provide us with a copy of the Concentrek acquisition agreement. In addition, clarify your statement that selling shareholders who remained as employees held 40% of the stock of Concentrek. Your prior response appears to indicate that the three employees who signed employment agreements owned 95.25% of the outstanding shares – including the shares owned by one selling shareholder who appears to be related to a selling shareholder who become an employee.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief